March 29, 2006



Mr. Hendrik van Alphen
President and Chief Executive officer
Cardero Resource Corporation
1901-1177 West Hastings Street
Vancouver, British Columbia, V6E 2K3


	Re:	Cardero Resource Corporation
		Form 40-F for the Fiscal Year Ended October 31, 2005
Filed January 31, 2006
		File No. 001-32345


Dear Mr. van Alphen:

      We have reviewed your Form 40-F for the Fiscal Year Ended October 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 40-F for the Fiscal Year Ended October 31, 2005

Controls and Procedures

1. We note your disclosure qualifying your conclusion about the effectiveness of your disclosure controls and procedures, stating that a "...control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met."

Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

2. We note your disclosure in which you state that "...the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation date, the Company`s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the
Exchange Act."

Please expand your disclosure to clarify whether your officers also concluded that your disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Independent Accountants` Fees

3. We note your disclosure in which you state the audit-related fees include fees for reviewing the reconciliation between US and Canadian
GAAP. Please note the reconciliation to US GAAP must be audited. We presume the reconciliation was within the scope of the audit since your auditor refers to the US GAAP reconciliation in its report. Please revise your table to present fees billed to you for audit procedures performed on the US GAAP reconciliation as a component of audit fees, or explain to us why you believe no revision to the table is necessary, if this is your view.

Financial Statements

Report of Independent Registered Public Accounting Firm

4. We note the accountant`s report you present in the document does not identify your auditor or otherwise contain your auditor`s signature. Please amend your Form 40-F to include a signed accountant`s report.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	 You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. van Alphen
Cardero Resource Corporation
March 29, 2006
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010